Date: August 6, 2008

RathGibson Organization Announcement

The RathGibson Board of Directors has announced the departure of Harley Kaplan from his position of Chairman and CEO. Effective immediately and while an executive search is underway, Mike Schwartz, President and COO, will also function as the interim CEO with all staff roles reporting directly to him. Current board member John Janitz of DLJ Merchant Banking Partners will function as the non-executive Chairman of the Board.

"We are confident in both the energy and strong leadership that Mike will provide in this interim capacity" said Mr. Janitz, "and look forward to the continued growth and profitability of RathGibson through this leadership transition and beyond".